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Joseph A. Hall

Davis Polk & Wardwell LLP	212 450 4565 tel
450 Lexington Avenue	212 701 5565 fax
New York, NY 10017	joseph.hall@davispolk.com

August 18, 2010

Re:	First Wind Holdings Inc.
Amendment No. 7 to Registration Statement on Form S-1
File No. 333-152671

Mail Stop 3561

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C.  20549

Dear Mr. Owings:

First Wind Holdings Inc. (the “Company”) today filed Amendment No. 7 to the above-referenced Registration Statement on Form S-1.  Enclosed herewith for your convenience is a copy of Amendment No. 7, and a copy marked against Amendment No. 6.

Set forth below are the Company’s responses to the comments contained in the letter dated May 28, 2010 to the Company from the Staff of the Division of Corporation Finance.  For your convenience, the text of the Staff’s comments is reproduced below, in bold, preceding each response.  Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.  Page references below (other than those contained in the Staff’s reproduced comments) refer to Amendment No. 7.

Risk Factors, page 15

1.                                      We note your response to comment two in our letter dated April 12, 2010. However, it appears that you can quantify the future aggregate payments under the tax receivable agreement assuming no material changes in the relevant tax law and that you can earn sufficient taxable income to realize the full tax benefits generated by such exchanges. You could also provide this information at an assumed price of the midpoint of the price range set forth on the cover of the prospectus. We would not object if you noted that the amount and timing of these payments might vary depending on the factors you disclose beginning on page 166. Please revise or expand your analysis explaining why you believe such calculation would not be material to investors.

Response:  We have added additional disclosure on pages 32, 168 and 169 in response to the Staff’s comment.

Consolidated Financial Statements, page F-1

Condensed Consolidated Financial Statements, page F-44

Notes to Condensed Consolidated Financial Statements, page F-47

Note 7. Derivative Financial Instruments, page F-56

2.                                      Please disclose information that enables users of the financial statements to understand the volume of your activity in derivative instruments. Refer to FASB ASC 815-10-50-1A:d.

Response:  We have added additional disclosure on page F-56 in response to the Staff’s comment.

•              •              •

Please direct any comments on the foregoing to the undersigned at (212) 450-4565 or to Jeff Ramsay at (212) 450-4243.

Very truly yours,

Joseph A. Hall

Enclosures

cc w/ enc:	Catherine Brown
Staff Attorney
Brigitte Lippmann
Special Counsel
James Allegretto
Senior Assistant Chief Accountant
Adam Phippen
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

Paul Gaynor
Paul H. Wilson, Jr.
First Wind Holdings Inc.

Elisabeth M. Martin
Kirkland & Ellis LLP